UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

 GRUPO TELEVISA EXCHANGES ITS EQUITY INTEREST IN LA SEXTA FOR A PARTICIPATION IN IMAGINA

Mexico City, December 14, 2011 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) announced today that it has agreed to exchange its 40.8% equity interest in Gestora de Inversiones Audiovisuales La Sexta, S.A. (“La Sexta”) for equity participations equivalent to 14.5% of the capital stock of Imagina Media Audiovisual S.L. (“Imagina”).

The transaction will consist in a swap of La Sexta stock for equity participations of Imagina, and involves no monetary exchange. Once the transaction is concluded, Televisa will become a shareholder of the main provider of content and audiovisual services for the media and entertainment industry in Spain, as well as one of the most relevant in the Spanish-speaking world.

The terms of the agreement improve the potential for synergies between Televisa and Imagina, and the opportunities to create value. The transaction also includes commercial agreements between both parties to explore collaboration in content production projects. Additionally, the transaction grants Televisa certain rights of first refusal to acquire formats and audiovisual content, as well as transmission rights for sport events in certain territories.

As part of the transaction, Televisa will name two directors of Imagina’s Board, which will we be composed of 12 members.

The transaction will be subject to approval by the National Competition Commission of Spain, if necessary.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s annual report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Grupo Televisa S.A.B. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Imagina

Imagina was created in 2006, as a result of the merger of the content production and audiovisual services companies, Mediapro and Grupo Árbol (Globomedia). The group has net consolidated revenues of approximately 1,300 million euros and 3,600 employees. Main activities include the commercialization of sport rights (Imagina sells the rights of the Spanish Soccer League to all countries worldwide), production of television content and movies, digital production and post production services, transmission of content via satellite, as well as technical and advisory services. It currently has operations in Spain, Portugal, Argentina, United States, Qatar, Dubai, United Arab Emirates, Mozambique, Angola, among other countries.

###

Investor Relations Contacts:	Media Relations Contacts:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: December 14, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel